March 4, 2022
VIA EDGAR
Ms. Nudrat Salik
Mr. Alan Campbell
Ms. Laura Crotty
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Mr. Campbell, Ms. Crotty and Ms. Mast,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 24, 2022 with respect to Amendment No. 6 to the Company’s registration statement on Form F-4 filed with the Commission on February 18, 2022 (the “Amendment No. 6”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 7 to the registration statement on Form F-4 (the “Amendment No. 7”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 7 marked to show changes to the Amendment No. 6.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 7. The changes reflected in Amendment No. 7 include those made in response to the Staff’s comments as well as other updates.
Amendment No. 6 to Registration Statement on Form F-4
Financial Statements, page F-1
1.
Pursuant to Rule 8-08(b) of Regulation S-X, please provide updated audited financial statements for the year ended December 31, 2021 for Artisan Acquisition Corporation. Please correspondingly update the pro forma financial information to provide a pro forma balance sheet as of December 31, 2021 and a pro forma income statement for the year ended December 31, 2021. We remind you that Rule 11-02(c)(3)

of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to a fiscal quarter. In this regard, the financial information for Prenetics provided in the pro forma financial information as well as the historical financial statements would need to be updated through at least September 30, 2021. Refer to Rule 11-02(c)(3) of Regulation S-X.
In response to the Staff’s comment, the Company has included the updated audited financial information for the year ended December 31, 2021 for Artisan Acquisition Corp., the updated interim financial information through September 30, 2021 for Prenetics Group Limited, and the updated corresponding pro forma financial information in the Amendment No. 7.
*   *   *

If you have any questions regarding the Amendment No. 7, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG